UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-39461

NANO-X IMAGING LTD

Ofer Tech Park

94 Shlomo Shmeltzer Road

Petach Tikva

Israel 4970602

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On April 20, 2026, NANO-X IMAGING LTD (the “Company” or “Nanox”) issued a press release, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

In addition to reporting the Company’s financial results in accordance with generally accepted accounting principles in the United States (“GAAP”), the press release also includes certain financial measures for the Company’s performance that are not prepared in accordance with GAAP due to the exclusion of certain expenses that are required to be included under GAAP.

For information on other components that were excluded in preparation of the non-GAAP financial measures, please refer to the press release.

The GAAP financial statements tables contained in the press release attached to this Report on Form 6-K are incorporated by reference to the Company’s Registration Statement on Form F-3, File No. 333-294302, and Form S-8, File No. 333-248322.

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press release, dated April 20, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-X IMAGING LTD

By:	/s/ Ran Daniel
Name:	Ran Daniel
Title:	Chief Financial Officer

Date: April 20, 2026

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